Item 77I Deutsche CROCI(r) Equity Dividend
Fund, Deutsche Mid Cap Value Fund, Deutsche
Small Cap Value Fund and Deutsche Large Cap
Value Fund (each a series of Deutsche Value
Series)

The Class B shares of each of Deutsche CROCI(r)
Equity Dividend Fund, Deutsche Mid Cap Value
Fund, Deutsche Small Cap Value Fund and
Deutsche Large Cap Value Fund were converted to
Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, each
Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.